UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. __)*

Forward Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

349862300

(CUSIP Number)

Jay A. Wolf
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 598,034
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 598,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.06%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Daleware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 490,388
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 490,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,388
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Daleware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 598,034
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 598,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.06%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Daleware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 490,388
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 490,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,388
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 598,034
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 598,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 598,034
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 598,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 349862300

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share of Forward Industries, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1801 Green Rd., Suite E, Pompano Beach, FL 33064.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Ellin is the managing member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

(vi)
Jay A. Wolf, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Wolf is a member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Wolf is a member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

CUSIP No. 349862300

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and of Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have, nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons, (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Trinad Capital Master Fund, Ltd. used its working capital to acquire 598,034 shares of Common Stock representing 7.06% of the Issuer. The aggregate purchase cost of the 598,034 shares owned by Trinad Capital Master Fund, Ltd., is approximately $1,379,021 which amount includes commissions.

Item 4. Purpose of Transaction.

All of the Common Stock was acquired for investment purposes only.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Unless otherwise indicated, as of the date hereof:

Trinad Capital Master Fund, Ltd. is the beneficial owner of 598,034 shares of the Common Stock, representing approximately 7.06% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd. as of October 31, 2007,) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed the beneficial owner of 82% of the shares of the 598,034 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 490,388 shares or 5.79% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC, and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed the beneficial owners of 598,034 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 7.06% of the Common Stock of the Issuer.

CUSIP No. 349862300

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd..

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interest therein.

Mr. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 7,904,522 shares of the Issuer's common stock, $0.01 par value, reported by the Issuer to be issued and outstanding as of April 30, 2008 in the Issuer’s latest 10-Q filed with the Securities and Exchange Commission on May 2, 2008.

(b)

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)

Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. No other Reporting Persons have acquired Common Stock in the last 60 days.

Date	Shares Acquired	Cost Per Share Exclusive of Transaction Charges
02/08/08	33,300	$2.1366
02/08/08	1,700	$2.1700
02/11/08	41,200	$2.1487
02/12/08	36,600	$2.1842
02/13/08	8,200	$2.1955
02/14/08	12,597	$2.2087
02/14/08	4,900	$2.2131
02/19/08	20,000	$2.2165
02/21/08	5,475	$2.2504
02/25/08	3,099	$2.2500
02/26/08	2,000	$2.2625
02/27/08	200	$2.3550
03/05/08	10,000	$2.3418
03/06/08	32,530	$2.3393
03/07/08	13,910	$2.3486
03/10/08	23,450	$2.3054

CUSIP No. 349862300

03/11/08	21,040	$2.3270
03/12/08	3,450	$2.3829
03/17/08	28,626	$2.2701
03/18/08	2,164	$2.2837
03/18/08	200	$2.4050
03/19/08	7,900	$2.3038
03/20/08	3,405	$2.3376
03/25/08	700	$2.3628
03/26/08	2,000	$2.3975
04/02/08	4,000	$2.4300
04/07/08	3,300	$2.3845
04/08/08	500	$2.3900
04/10/08	1,600	$2.3982
04/10/08	1,000	$2.3950
04/11/08	2,400	$2.3809
04/14/08	7,000	$2.3699
04/15/08	26,697	$2.3833
04/16/08	3,750	$2.3771
04/17/08	13,519	$2.3988
04/18/08	5,000	$2.4246
04/21/08	10,892	$2.3956
04/22/08	6,000	$2.3983
04/23/08	1,000	$2.4150
04/28/08	900	$2.4234
04/29/08	2,000	$2.4125
04/30/08	15,100	$2.4422
05/02/08	35,950	$2.2620
05/05/08	9,700	$2.3570
05/05/08	8,700	$2.3160
05/05/08	1,100	$2.3327
05/06/08	119,280	$2.3868

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 349862300

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A: Joint Filing Agreement, dated as of May 6, 2008.

CUSIP No. 349862300

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: May 7, 2008		Date: May 7, 2008

TRINAD CAPITAL LP		By:	/s/ Robert S. Ellin
a Delaware limited partnership			Robert S. Ellin, an individual

By: TRINAD ADVISORS II, LLC		Date: May 7, 2008
a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: May 7, 2008

By:	/s/ Jay A. Wolf
Jay A. Wolf, an individual

Date: May 7, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 349862300

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: May 7, 2008		Date: May 7, 2008

TRINAD CAPITAL LP		By:	/s/ Robert S. Ellin
a Delaware limited partnership			Robert S. Ellin, an individual

By: TRINAD ADVISORS II, LLC		Date: May 7, 2008
a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: May 7, 2008

By:	/s/ Jay A. Wolf
Jay A. Wolf, an individual

Date: May 7, 2008